Firsthand Capital Management, Inc.
125 South Market Street, Suite 1300
San Jose, CA 95113
T    408.294.2200
F    408.289.5575

Via EDGAR
Attn: Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
February 3, 2009

Re:        Firsthand Funds (the “Trust” or the “Registrant”); File Nos: 33-73832 and 811-08268

Dear Mr. Rupert:

On behalf of the above-referenced Registrant, please find attached proposed language for the filing of a supplement to the prospectus dated April 29, 2008, pursuant to our conversation on January 29, 2009. The Registrant intends to file the supplement later this week. As such, your earliest comments are very much appreciated.

The Registrant acknowledges that:

•           the Registrant is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•           should the Securities and Exchange Commission (the “Commission” ) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Proposed Supplement Language:

FOR SHAREHOLDERS OF FIRSTHAND TECHNOLOGY VALUE FUND

Firsthand Technology Value Fund has venture capital investments in a number of private technology companies. (A private company is not publicly traded, and its securities are also referred to as “illiquid.”) For the last several quarters, securities of such private companies have represented a high and increasing percentage of the Fund’s portfolio. Currently, most of those venture capital investments (by valuation) are in private companies in the solar energy sector, specifically in companies providing materials technologies to the solar photovoltaic market.

February 3, 2009

We believe that certain types of alternative energy companies, including solar companies, are among the best long-term investment opportunities available to technology investors today. Furthermore, we believe that private companies, in many cases, offer the most compelling valuations among alternative energy companies.

The Fund, consistent with SEC guidelines, has an investment restriction providing that it cannot purchase additional illiquid securities once such securities comprise 15% of the Fund’s net assets.  The restriction stems from the concern that, for an open-end mutual fund with daily redemption obligations, a high level of illiquid securities would increase the risk that the Fund may not be able to meet its daily redemption needs, because illiquid securities often take a longer period of time to sell.

Recently, a number of factors have caused the Fund’s illiquid securities percentage to exceed 40% of its net assets. One of the primary factors has been the better relative performance of the Fund’s venture capital investments compared to its investments in  public companies over the past several quarters. The other factor has been shareholder redemptions, which the Fund funds through the sale of its liquid holdings.  That has the effect of increasing the Fund’s percentage of illiquid holdings. Going forward, the percentage of illiquid securities could increase or decrease depending on the relative performance of the Fund’s illiquid and liquid investments and shareholder purchase or redemption levels.

The majority of the Fund’s illiquid securities are composed of investments in two solar companies: SoloPower and Silicon Genesis.  In order to help investors better understand the Fund’s investment strategy, we offer a brief explanation of some of the key technologies employed in the solar industry today, and then describe SoloPower and Silicon Genesis individually.

Electricity is generated from solar energy via two competing methods. The first is known as solar thermal, in which solar energy is concentrated and used to heat a liquid to the boiling point to make steam. The steam, in turn, spins a turbine, creating electricity. Solar thermal installations are usually industrial-sized operations in the desert that may span hundreds or thousands of acres.

The other method is known as solar photovoltaic (PV). In a material such as silicon, solar energy (photons) absorbed by the material excites the silicon’s electrons, causing them to break free from their atoms and generate an electrical current. PV installations are what you typically see on rooftops in the United States. The most commonly used material in PV systems is silicon, the same material used in most semiconductors (computer chips) today.

While silicon is very efficient at converting sunlight to electricity, it has a number of drawbacks, including tight supply in recent years. So other chemical compounds have been developed as substitutes for silicon. In many cases, these materials are manufactured using so-called “thin-film” processes, in which a thin coating of the photovoltaic chemical is applied to a base material, or substrate. Thin film, while not as efficient as silicon, offers the benefits of lower cost and the ability to be applied to curved or flexible surfaces.

February 3, 2009

The Fund has made investments in both thin-film (SoloPower) and silicon (Silicon Genesis) technology companies.

SoloPower is an innovative developer of thin-film PV cells and modules (panels). The company’s goal is to mass-produce PV modules at a cost that is lower than the traditional wafer-based solar technologies and at parity with that of conventional (coal and natural gas) energy sources. SoloPower utilizes what is known as copper-indium-gallium-selenide (CIGS) as its PV material of choice, rather than silicon.

We believe SoloPower’s advantage lies in its unique manufacturing approach, which involves a proprietary electroplating process. The SoloPower electroplating method provides near 100% materials utilization in a low-cost process. We believe another major benefit of this technology is the capability to deposit films on large areas and in a variety of shapes and forms. We are excited about the company’s prospects and believe that its technology is a major breakthrough in the industry’s quest for low-cost, high-quality photovoltaic devices.

Silicon Genesis (SiGen) develops technology and equipment needed to manufacture specialized silicon wafers for the semiconductor and solar industries. SiGen is developing process technologies aimed at increasing the yield of silicon wafers from a silicon ingot (a cylindrical block of solid silicon) using a proton beam cleaving technology.

The major benefit of SiGen’s process is that it slices ingots with no kerf loss. Think of cutting a piece of wood with a saw. The saw’s kerf is the width of the cut that it makes in the wood; the kerf loss is the sawdust that ends up on the floor as waste. Presently, the primary technique for slicing silicon ingots involves a mechanical saw, and kerf loss accounts for almost half of the silicon consumed in fabricating a single photovoltaic cell.

Reducing the amount of silicon waste can have a dramatic impact on the cost of manufacturing silicon PV devices. In addition to effectively eliminating kerf loss, SiGen’s technology is expected to enable the production of thinner wafers, further increasing the yield.  If successful, SiGen’s processes could result in a 300% improvement in wafer yield from a silicon ingot. This creates the potential for dramatic cost savings for PV manufacturers, as silicon currently represents almost half the cost of silicon PV modules.

Consistent with venture capital investment practices, and in an effort to protect the interests of the Fund and its shareholders, the Fund often attempts to obtain a board seat and/or an observer seat on the board of directors of each company in which the Fund has a substantial investment. We are fortunate to have secured such representation on the boards of most of our largest private company investments.  There is no assurance, however, that the Fund can always obtain such board and/or observer seats or that any seats the Fund may obtain will not be lost because of changing business conditions at the portfolio companies or other factors.

February 3, 2009

Currently, Kevin Landis represents the Fund and sits on the following private companies’ boards: Silicon Genesis, Inc., SoloPower, Inc., Solaicx, Inc., and UCT Coatings, Inc. By serving on the boards of directors of the portfolio companies, conflicts may exist.  The Adviser has adopted various procedures to ensure that the Fund will not be unfavorably affected by these potential conflicts.  For example, some companies grant director stock options to individuals who serve as board members.  In such cases, the Adviser has a procedure in place to require all such benefits to be turned over to the Fund.

Kevin Landis’s board participation is beneficial to Firsthand’s industry research. Sitting on these boards enables him to gain additional insights regarding the solar industry and the strategic and operational issues faced by companies in that industry. However, by sitting on these boards, Kevin Landis also may have access to non-public information on publicly traded companies that may create a situation that could prohibit the Fund (and other clients of the Adviser) from making a particular investment or from trading an existing position.  The Adviser believes, however, that this risk is outweighed by the benefit gained from the ability to obtain in-depth firsthand information about the company by sitting on the board, which can assist in the Adviser’s ability to value the shares held by the Fund properly and in a timely manner.

Given the nature of illiquid securities (which do not have a readily available market price), the Adviser will exercise discretion, pursuant to the Trust’s Security Valuation and Pricing Procedures, in fairly valuing the Fund’s investments.  This could create a conflict of interest.  The Adviser has an incentive to increase the value of those investments because the value assigned to an investment affects the asset-based management fees paid to the Adviser.  The Adviser has, however, consistently valued, and will continue to value, those investments fairly and in good faith based upon available information.

There can be additional conflicts and disadvantages for the Fund with respect to further financing transactions by private companies in which the Fund holds an investment.  Because the Fund cannot purchase any additional illiquid securities, it cannot participate in further investment transactions by the private company.  If the additional financing would disadvantage any existing shareholder that does not participate (through what is sometimes referred to as a dilutive financing), the Fund would suffer a relative decline in the value of its investment in the company compared to other investors that do participate.  In addition, if the Fund could not participate in the financing transaction, one of the other Firsthand Funds or another advisory client of the Adviser could participate instead to the extent permitted by applicable law, which creates a conflict of interest with that other fund or client in trying to obtain the best terms of the investment.  One way in which this conflict could be partly mitigated is that an unaffiliated third party investor or adviser, rather than the Fund or the Adviser, normally would set the terms of the new financing as a lead investor.  Therefore, the decision for the Adviser and the other fund or client is merely whether to invest on the proposed terms rather than to negotiate the terms.

February 3, 2009

The Adviser continues to believe that the Fund’s privately placed venture capital companies are very promising investments.  However, because the illiquid security percentage is high, the Trust’s Board and the Adviser are evaluating various potential alternatives to reduce the Fund’s holdings in illiquid securities.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408 521-4138.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
Firsthand Capital Management, Inc.

cc:  Kevin Landis, President, Firsthand Capital Management, Inc.